SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Execution of contracts for chartering and operating

nine drilling rigs

Rio de Janeiro, August 10, 2012 – Petróleo Brasileiro S.A. – Petrobras - Petrobras hereby announces that it signed agreements today with Sete Brasil, Odebrecht and Etesco for chartering and operating nine drilling vessels to be constructed in Brazil, with local content varying between 55% and 65%. After the rigs are built, they will be chartered to Petrobras for 15 years. With this operation, the Company has concluded the process of contracting the 21 rigs negotiated with Sete Brasil.

Of the six drilling vessels to be built at the Enseada Paraguaçu shipyard in Maragogipe, state of Bahia, four will be operated by Odebrecht and two by Etesco. The shipyard is in the initial phase of construction. The other three drilling vessels will be built at the Rio Grande 2 shipyard in the city of Rio Grande in Rio Grande do Sul state. All three will be operated by Etesco. This shipyard is being expanded in order to meet the growing demand for shipbuilding in Brazil.

Petrobras conducted a study of the shipyards to evaluate their potential capacity to meet the contractual obligations relating to the construction of these rigs, which included the minimum local content and deadlines. The aspects verified were technical capability, construction of shipyard and site, proof of commitments with suppliers of inputs and the main equipment packages, environmental licenses, contractual management, as well as legal and financial aspects.

The nine units, which will be delivered starting from 2016, will focus on drilling in the pre-salt wells at the Santos Basin, including the areas under onerous transfer.  The rigs may operate in water depths of up to 3,000 meters, with the capacity to drill wells up to 10,000 meters deep.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.